SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

BALDOR ELECTRIC COMPANY

(Name of Subject Company)

BALDOR ELECTRIC COMPANY

(Name of Person Filing Statement)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R. S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

Tel.: (479) 646-4711

Fax: (479) 648-5701

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Baldor Electric Company, a Missouri corporation (“Baldor” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended or supplemented from time to time, the “Statement”), relating to the tender offer (the “Offer”) by Brock Acquisition Corporation, a Missouri corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the Laws of Switzerland (“Parent”), to purchase all of the outstanding shares of Company’s common stock, $0.10 par value (the “Shares”), at a purchase price of $63.50 per Share, net to the seller in cash without any interest (the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of November 29, 2010, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 8.  Additional Information.

United States Antitrust Compliance

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of the subsection “United States Antitrust Compliance” in the Section of the Statement entitled “Regulatory Approvals”:

“After the announcement of the second extension of the Offer, in the afternoon of January 20, 2011, the Antitrust Division cleared Parent’s proposed acquisition of the Company under the HSR Act without conditions. As a result, the condition to the closing of the Offer relating to such clearance has been satisfied. The press release announcing the satisfaction of this condition is attached hereto as Exhibit (a)(26).”

Item 9.  Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(26)	Press Release issued by Parent and the Company, dated January 20, 2011.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDOR ELECTRIC COMPANY

By:	/s/ George E. Moschner
Name:	George E. Moschner
Title:	Chief Financial Officer and Secretary

Dated: January 20, 2011

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